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                                EXHIBIT 99.77
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Contact:

For Borden:                                        For KKR:
Nick Iammartino                                    Ruth Pachman/Dawn Dover
Borden                                             Josh Pekarsky
(614) 225-4485                                     Kekst and Company
                                                   (212) 593-2655


                                                   For Immediate Release



                   KKR Commences Exchange Offer for Borden

NEW YORK, NY, and COLUMBUS, OHIO, November 22, 1994 -- Kohlberg Kravis Roberts & Co. and Borden, Inc. (NYSE: BN) announced today that KKR's affiliate, Borden Acquisition Corp., has commenced its previously announced exchange offer for all outstanding shares of common stock of Borden. In the exchange offer, each share of Borden common stock will be exchanged for a number of shares of common stock of RJR Nabisco Holdings Corp. (NYSE: RN) owned by a KKR partnership having a value of approximately $14.25, based on the average of the average of the high and low sales prices of the RJR Nabisco common stock for each of the ten consecutive trading days ending immediately prior to the ten business day period ending on the expiration date of the exchange offer.

On September 23, 1994, Borden, Borden Acquisition and Whitehall Associates, L.P., a KKR-affiliated partnership, signed a definitive agreement providing for the acquisition of Borden by Borden Acquisition. Also on that date, Borden granted to Borden Acquisition an option to acquire 28,138,000 Borden shares at a price of $11.00 per share, payable in shares of RJR Nabisco common stock.

The offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the exchange offer a number of Borden shares which, when added to any Borden shares previously acquired by Borden Acquisition or its affiliates (other than pursuant to Borden Acquisition's option), represents more than 41% of the Borden shares outstanding on a fully diluted basis. The offer is also subject to certain other conditions. If at least 41%, but not more than 50%, of the Borden shares are acquired in the offer, the option must be exercised to the extent necessary so that KKR would own more than 50% of the Borden shares.

The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, December 20, 1994 unless extended.

Morgan Stanley & Co. Incorporated is the dealer manager for the offer and D.F. King & Co., Inc. is the information agent.
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The announcement is neither an offer to exchange nor a solicitation of an offer to exchange any securities. The Exchange Offer is being made solely by the Offering Circular/Prospectus dated November 22, 1994 and the related Letter of Transmittal. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of securities in any jurisdiction in which making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of the Purchaser by Morgan Stanley & Co. Incorporated or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.


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